21 June 2022 A Strategic Transaction for Leonardo and Leonardo DRS Rome

2 © 2022 Leonardo - Società per azioni Agenda 1Q22 Results • Situation update Alessandro Profumo, Chief Executive Officer of Leonardo • Transaction highlights William J. Lynn III, Chief Executive Officer of Leonardo DRS • Value creation proposition Alessandro Profumo, Chief Executive Officer of Leonardo • Q&A

3 © 2022 Leonardo - Società per azioni Building capabilities for today’s and tomorrow’s defense market • Important strategic move to strengthen our position in a very attractive market • Leonardo DRS + RADA very well placed to be a leader in rapidly growing Force Protection market • Creating opportunities in the US and internationally, leveraging Leonardo’s global presence • Reshaping of Leonardo DRS portfolio as promised, focusing on its core strategic businesses - increasing exposure to high growth and high margin market segments - adding Israel as a new domestic market • All-stock merger transaction to catch the opportunity of listing DRS in the current context of highly volatile markets and delivering on promises

4 © 2022 Leonardo - Società per azioni Leonardo DRS1 Growth path • Strong product portfolio and backlog (funded and unfunded) • Top line growth confirmed, well positioned towards US DoD key priorities • Delivering on targets: confirmed significant margin expansion driven by programmes moving from development to production Business refocus • Definitive agreements to sell Global Enterprise Solutions business to SES for $450mln, gross of taxes, and transfer of full ownership of Advanced Acoustic Systems to JV partner Thales Reshaping of Leonardo DRS portfolio as promised, focusing on its core strategic businesses and increasing exposure to high growth and high margin market segments 2021 Revenue € 2.6 bn 2018-2021 Revenues: +8% 2018-2021 EBITDA: +19% Leonardo DRS continued growth, refocused on its core business A leading provider of advanced defense electronics products and technologies strongly positioned across rapidly growing segments in the US defence markets 1 Financial information represents Leonardo DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics.

5 © 2022 Leonardo - Società per azioni Leonardo DRS merger with RADA: excellent strategic fit, very well placed within Leonardo Group • Increased addressable market and strong fit/diversity of programs • Complementary technologies in force protection market • Stronger position in US market and international expansion opportunities, leveraging Leonardo’s global presence • Strong balance sheet providing flexibility • Exciting Value creation opportunity RADA in the wider LDO Group Value proposition Complementary tactical radar sensors portfolio Enhancement of market positioning in the tactical operational environment, enabling an integrated approach RADA products will allow Leonardo to bring innovative integrated solutions to market Adding Israel, a technology leader and advanced Defence customer, as a new domestic market Support RADA organic expansion accessing EU / export markets and new programmes Business strengthening Technological exploitation Broader domestic footprint Exploit EU/international market

6 © 2022 Leonardo - Società per azioni Agenda 1Q22 Results • Situation update Alessandro Profumo, Chief Executive Officer of Leonardo • Transaction highlights William J. Lynn III, Chief Executive Officer of Leonardo DRS • Value creation proposition Alessandro Profumo, Chief Executive Officer of Leonardo • Q&A

Combination with RADA is the logical next step for Leonardo DRS

- Transaction expected to elevate Leonardo DRS into a market leader in advanced sensing and force protection aligned with some of the fastest growing segments of the US DoD budget and current global military requirements and needs, ensuring robust growth outlook
- RADA's unique advanced tactical radar technologies improve DRS's position as an air defense, counter UAS and vehicle protection integrator and accelerate its transformation into a leading provider of integrated systems
- Together, the combined company will be well positioned to pursue global opportunities through Leonardo's global presence with focus on European and US allied countries

$ 19 bn addressable market annually

No single program >10% of 2021A Revenues

LEONARDO DRS + RADA

2021A Revenues of $ 2,733 mln

2021A EBITDA of $ 305 mln

Combined Leonardo DRS overview

ADVANCED SENSING	NETWORK COMPUTING	FORCE PROTECTION	ELECTRIC POWER & PROPULSION
			
24%	21%	21%	18%

Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics. [2] Combined revenue has been adjusted for intercompany eliminations. [3] Combined Adjusted EBITDA represents the sum of Adjusted EBITDA of RADA and DRS. [4] Per third-party research and DRS management estimates

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© 2022 Leonardo - Società per azioni

8 © 2022 Leonardo - Società per azioni Combined global footprint creates opportunities in reshaped robust defence market Reshaped global defence market  Growth on existing US platforms and programmes  Battle management systems for Eastern Europe  IM-SHORAD and other counter small UAS solutions for Eastern Europe  Javelin / stinger missile replenishment for Eastern Europe  Broader penetration of RADA air defense solutions in European market  Increased access for RADA technologies into the international market through US FMS Select opportunities

9 © 2022 Leonardo - Società per azioni Future market opportunities enabled by DRS • RADA’s base business of software defined, solid state radars provides strong long-term growth and supports the transaction valuation • The merger of RADA & DRS provides significant upside beyond the base case by combining the advanced sensing capabilities of DRS with the tactical radars provided by RADA

10 © 2022 Leonardo - Società per azioni Agenda 1Q22 Results • Situation update Alessandro Profumo, Chief Executive Officer of Leonardo • Transaction highlights William J. Lynn III, Chief Executive Officer of Leonardo DRS • Value creation proposition Alessandro Profumo, Chief Executive Officer of Leonardo • Q&A

11 © 2022 Leonardo - Società per azioni Transaction allows capture new opportunities and a strong value creation potential • An all-stock merger which will result in a publicly listed company post close (“DRS” NASDAQ & TASE) • Leonardo to own 80.5% of the strategically improved combined company post-close Unlock value for Leonardo Acquisition premium Value creation potential over time for all shareholders  The implied valuation multiple on DRS highlights the US company value within Leonardo’s portfolio  Reflecting the fundamental value of RADA assessed by DRS and the expected boost to DRS growth and margin expansion profile  Multiple expansion in the medium to long-term providing upside potential towards peers’ trading levels

Value creation opportunity over time for all shareholders

Strategically relevant for Leonardo and at a better valuation vs. 2021 IPO attempt

- Strategically positions DRS in a highly attractive segment of today and tomorrow's defence market
- Allowing the opportunity to list DRS in the current context of highly volatile markets, thus delivering on promises
- Additional value creation expected for Leonardo shareholders from future multiple re-rating prospects

Combined Leonardo DRS versus peers

✓ Combined business is well positioned versus peers – historical growth has outperformed



~3% outperformance
6%
9%
Peer avg 2018-21A Revenues CAGR
PF DRS 2018-21A Revenues CAGR²



~18% outperformance
4%
22%
Peer avg 2018-21A EBITDA CAGR
PF DRS 2018-21A EBITDA CAGR²

Multiple uplift would unlock value for shareholders

✓ Attractive implied transaction multiple for DRS relative to peers

✓ Multiple expansion over time would create value for all shareholders and lead to higher valuation of DRS in Leonardo's SOTP



Value creation over time
9,7x
At current RADA share price
$11.64
13,7x
14,2x
Implied LTM transaction multiple for DRS at current RADA share price ¹
Peer 5-yr average FV / LTM EBITDA
Peer current average FV / LTM EBITDA

Note: Peer data sourced from public filings, FactSet. Peers include General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems, Chemring; [1] Based on RADA share price as of 6/17/2022, fully diluted RADA share count of ~51.5 (pre-transaction) and 80.5% PF ownership for DRS; [2] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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© 2022 Leonardo - Società per azioni

13 © 2022 Leonardo - Società per azioni Key takeaway messages • We are fully convinced about the strong strategic and financial value of this transaction for Leonardo - We have delivered the plan as promised on a DRS stand-alone basis - We have refocused DRS on its core business - We have reinforced it through this transaction - Finding a way to list it in highly volatile market conditions So we have fully delivered on our promises

14 © 2022 Leonardo - Società per azioni Q&A

15 © 2022 Leonardo - Società per azioni APPENDIX

16 © 2022 Leonardo - Società per azioni LEONARDO DRS RECONCILIATIONS ($ in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net earnings ($10) $75 $85 $154 $28 $36 $162 Income tax provision (7) 20 27 46 13 12 46 Amortization of intangibles 93 9 9 9 2 2 9 Depreciation 35 42 44 49 12 13 50 Restructuring costs 14 20 12 5 0 0 5 Interest expense 58 65 64 35 9 8 27 Deal related transaction costs 0 0 9 5 4 2 7 Foreign exchange 3 0 1 1 0 0 1 COVID-19 response costs 0 0 12 6 3 0 3 Non-service pension expense 1 3 5 0 0 0 3 Adjusted EBITDA $187 $234 $268 $310 $71 $73 $312 Less divestitures: Net earnings 15 20 28 22 4 4 22 Income tax provision 5 6 8 7 1 1 6 Depreciation 1 1 1 3 1 0 2 Adjusted EBITDA less divestitures $166 $207 $231 $278 $64 $68 $281 A d j u s t e d E B I T D A ($ in millions) 2018 2019 2020 2021 Total revenues $2,333 $2,714 $2,778 $2,879 Less divestiture impact $256 $236 $254 $232 Revenue less divestitures $2,077 $2,478 $2,524 $2,647 R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s )

17 © 2022 Leonardo - Società per azioni RADA RECONCILIATIONS (US dollars in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net income (loss) ($0.2) ($2.3) $5.6 $25.1 $3.8 ($0.7) $20.6 Tax expense 0.0 0.0 0.0 (4.9) 0.0 (0.2) (5.0) Financial expense (income), net 0.3 0.2 (0.2) 0.2 (0.2) (0.0) 0.4 Depreciation 0.8 1.2 2.3 3.7 0.8 1.2 4.1 Employee option compensation 0.9 1.1 1.4 3.0 0.5 0.9 3.4 Other non-cash amortization 0.0 0.1 0.5 0.2 0.0 0.1 0.3 Adjusted EBITDA $1.8 $0.4 $9.7 $27.3 $4.8 $1.3 $23.8 A d j u s t e d E B I T D A

18 © 2022 Leonardo - Società per azioni SAFE HARBOR STATEMENT NOTE: Some of the statements included in this document are not historical facts but rather statements of future expectations, also related to future economic and financial performance, to be considered forward-looking statements. These forward-looking statements are based on Company’s views and assumptions as of the date of the statements and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Given these uncertainties, you should not rely on forward-looking statements. The following factors could affect our forward-looking statements: the ability to obtain or the timing of obtaining future government awards; the availability of government funding and customer requirements both domestically and internationally; changes in government or customer priorities due to programme reviews or revisions to strategic objectives (including changes in priorities to respond to terrorist threats or to improve homeland security); difficulties in developing and producing operationally advanced technology systems; the competitive environment; economic business and political conditions domestically and internationally; programme performance and the timing of contract payments; the timing and customer acceptance of product deliveries and launches; our ability to achieve or realise savings for our customers or ourselves through our global cost-cutting programme and other financial management programmes; and the outcome of contingencies (including completion of any acquisitions and divestitures, litigation and environmental remediation efforts). These are only some of the numerous factors that may affect the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update forward-looking statements as a result of new information since these statements may no longer be accurate or timely.

19 © 2022 Leonardo - Società per azioni ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SAFE HARBOR STATEMENT

20 © 2022 Leonardo - Società per azioni CONTACTS leonardo.com Valeria Ricciotti Head of Investor Relations and Credit Rating Agencies +39 06 32473.697 valeria.ricciotti@leonardo.com Leonardo Investor Relations and Credit Rating Agencies +39 06 32473.512 ir@leonardo.com

FORWARD-LOOKING STATEMENTS AND INFORMATION This communication includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

About Leonardo DRS, Inc. Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews. About RADA Electronics Industries Ltd. RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538- 0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.